Venerable Insurance and Annuity Company
and the following variable annuity supported by its Separate Account B:

GOLDENSELECT ACCESS ONE

Prospectus and Notice Supplement Dated July 10, 2025

This supplement updates the most recent Prospectus and Notice for your variable annuity Contract and subsequent supplements thereto. Please read it carefully and keep it with your copy of the Prospectus and Notice for future reference.
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NOTICE OF AND IMPORTANT INFORMATION ABOUT UPCOMING FUND SUBSTITUTIONS

Pursuant to the terms of your variable annuity Contract and consistent with the terms and conditions of the U.S. Securities and Exchange Commission’s (“SEC”) statement on insurance product fund substitutions, Venerable Insurance and Annuity Company (the “Company”) and its Separate Account B (the “Separate Account”) intend to replace, effective on or about the close of business on the dates indicated below (each a “Substitution Date”), the following “Existing Funds” with the corresponding “Replacement Funds”:
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On or about September 5, 2025:
Existing Fund	Replacement Fund
Voya Retirement Aggressive Portfolio – Class ADV	Venerable Appreciation Allocation Fund – Class V
Voya Retirement Moderate Portfolio – Class ADV	Venerable Conservative Appreciation Allocation Fund – Class V
Voya Retirement Moderately Aggressive Portfolio – Class ADV	Venerable Moderate Appreciation Allocation Fund – Class V

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On or about September 12, 2025:
Existing Fund	Replacement Fund
Voya U.S. Bond Index Portfolio – Class S	Venerable Bond Index Fund – Class V
VY JP Morgan Emerging Markets Equity Portfolio – Class S	Venerable Emerging Markets Equity Fund – Class V
Voya International Index Portfolio – Class ADV	Venerable International Index Fund – Class V
Voya Index Plus MidCap Portfolio – Class S	Venerable Mid Cap Index Fund – Class V
Voya Russell Mid Cap Growth Index Portfolio – Class S
Voya Index Plus SmallCap Portfolio – Class S	Venerable Small Cap Index Fund – Class V
Voya Russell Small Cap Index Portfolio – Class S
Voya Small Company Portfolio – Class S	Venerable US Small Cap Fund – Class V
Voya Global High Dividend Low Volatility Portfolio – Class S	Venerable World Equity Fund – Class V
Voya Global Insights Portfolio – Class S
VY Morgan Stanley Global Franchise Portfolio – Class S

These fund substitutions will only affect you if you currently invest in or plan to invest in a subaccount that corresponds to an Existing Fund.

The following lists important information regarding the fund substitutions:

Voluntary Transfers before the Substitution Date. Prior to the Substitution Date and for thirty days thereafter you may transfer amounts allocated to the subaccount that invests in an Existing Fund to any other available subaccount or to any available fixed interest option free of charge, and any such transfer will not count as a transfer when imposing any applicable restrictions or limits on transfers (other than restrictions related to frequent or disruptive transfers);

On the Substitution Date. On the Substitution Date, your investment in the subaccount that invests in an Existing Fund will automatically become an investment in the subaccount that invests in the corresponding Replacement Fund with an equal total net asset value;

No Fees, Charges, or Taxes. You will not incur any fees or charges or any tax liability because of the substitutions, and your Contract Value immediately before the substitutions will equal your Contract Value immediately after the substitutions;

Fund Fees and Expenses. The overall fees and expenses of each Replacement Fund are equal to or less than those of the corresponding Exiting Fund. Each Replacement Fund’s fees and expenses, investment objective and information about its investment adviser/subadviser are more fully described in the Replacement Fund’s summary prospectus;

Replacement Funds’ Summary Prospectuses. The Prospectuses for each Replacement Fund are available online at https://docs.venerable.com by selecting your Contract and then the applicable Replacement Fund from the drop-down menus. Read the Replacement Funds’ prospectuses carefully before deciding what to do with amounts allocated to subaccounts that invest in the Existing Funds that correspond to the Replacement Funds. If you have not received or have access to a Replacement Fund’s summary prospectus or need to request another, please contact Customer Service at 1-800-366-0066 or send an email request to smb-usa-mailbox@venerable.com;

Allocations after the Substitution Date. Unless you provide us with alternative allocation instructions, after the Substitution Date all allocations directed to the subaccount that invests in an Existing Fund will be automatically allocated to the subaccount that invests in the corresponding Replacement Fund. You may give us alternative allocation instructions at any time by contacting Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or calling (800) 366-0066; and

Existing Funds no longer Available. After the Substitution Date, the Existing Funds will no longer be available through the Contract and there will be no further disclosure regarding them in any future Contract Prospectus or Notice.

NOTICE OF THE UPCOMING FUND ADDITIONS

In connection with these upcoming fund substitutions, subaccounts that invest in the Replacement Funds will be added to your Contract and available for new premiums and transfers of Contract Value beginning on the dates indicated below. Other new Funds will also be added for investment beginning on the dates indicated below. Consequently, the following information about the Replacement Funds and the other new Funds is hereby added to the Appendix A of your Contract Prospectus and was included in your most recent Notice. The Replacement Funds and other new Funds are new and consequently do not yet have actual performance information.

Investment Objective	Fund Name Investment Adviser/Subadviser	Current Expenses	Date Available for Investment
Seeks high long term capital appreciation.	Venerable Appreciation Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	(Class V) 0.84%	September 5, 2025

Investment Objective	Fund Name Investment Adviser/Subadviser	Current Expenses	Date Available for Investment
Seeks to replicate the performance of a benchmark index that measures investment grade bonds traded in the U.S. as closely as possible before the deduction of Fund expenses.	Venerable Bond Index Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Franklin Advisers, Inc.	(Class V) 0.61%[1]	September 12, 2025
Seeks, over the long term, current income and a modest level of total investment return consistent with the preservation of capital.	Venerable Conservative Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	(Class V) 0.85%	September 5, 2025
Seeks, over the long term, current income and a moderate level of total investment return.	Venerable Conservative Appreciation Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	(Class V) 0.85%	September 5, 2025
Seeks to provide long term capital growth.
Venerable Emerging Markets Equity Fund

Investment Adviser: Veneable Investment Advisers, LLC

Discretionary Sub-Adviser: Russell Investment Management, LLC

Non-Discretionary Sub-Advisers: Axiom Investors LLC, Barrow, Hanley, Mewhinney & Strauss LLC, Numeric Investors LLC, Oaktree Fund Advisors, LLC, Pzena Investment Management, LLC, Sands Capital Management, LLC

		Class V 1.44%[1]	September 12, 2025
Seeks to replicate the performance of a benchmark index that measures the investment return of international developed markets stocks as closely as possible before deduction of Fund expenses.	Venerable International Index Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC	(Class V) 0.71%[1]	September 12, 2025

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1
Current Expenses are each Fund’s total net annual operating expenses and reflect any temporary expense reimbursements or fee waiver arrangement that are in place and reported in the Fund’s prospectus. Current Expenses would be higher if these temporary expense reimbursements/waivers were not reflected. Also note that the Current Expenses reflect only the fees and expenses of the Funds and not the Contract fees and expenses.

Investment Objective	Fund Name Investment Adviser/Subadviser	Current Expenses	Date Available for Investment
Seeks to replicate the performance of a benchmark index that measures the investment return of mid capitalization stocks as closely as possible before deduction of Fund expenses.	Venerable Mid Cap Index Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC	(Class V) 0.65%[1]	September 12, 2025
Seeks moderate long term capital appreciation and as a secondary objective, current income.	Venerable Moderate Appreciation Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	(Class V) 0.84%	September 5, 2025
Seeks to replicate the performance of a benchmark index that measures the investment return of small capitalization stocks as closely as possible before deduction of Fund expenses.	Venerable Small Cap Index Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC	(Class V) 0.70%[1]	September 12, 2025
Seeks to provide long term capital growth.	Venerable US Small Cap Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Franklin Advisers, Inc.	(Class V) 0.85%[1]	September 12, 2025
Seeks, over the long term, current income and a moderate level of total investment return.	Venerable World Appreciation Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	(Class V) 1.01%[1]	September 5, 2025
Seeks high long term capital appreciation.	Venerable World Conservative Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	(Class V) 0.86%[1]	September 5, 2025

Investment Objective	Fund Name Investment Adviser/Subadviser	Current Expenses	Date Available for Investment
Seeks to provide long term capital growth.
Venerable World Equity Fund

Investment Adviser: Venerable Investment Advisers, LLC

Discretionary Sub-Adviser: Russell Investment Management, LLC

Non-Discretionary Sub-Advisers: Intermede Global Partners Inc., Intermede Investments Partners Limited, Numeric Investors LLC, Sanders Capital, LLC, Wellington Management Company LLP

		(Class V) 0.85%[1]	September 12, 2025
Seeks moderate long term capital appreciation and as a secondary objective, current income.	Venerable World Moderate Allocation Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Russell Investment Management, LLC A Fund of Funds.	(Class V) 1.02%[1]	September 5, 2025

MORE INFORMATION IS AVAILABLE

More information about the Funds available through your Contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each Fund. You may view these documents online at https://docs.venerable.com or get copies by contacting:
Customer Service
P.O. Box 9271
Des Moines, Iowa 50306-9271
(800) 366-0066

If you received a summary prospectus for any of the Funds available through your Contract, you may obtain a full prospectus and other Fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the Fund’s summary prospectus.